UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42737

ALMONTY INDUSTRIES INC.

(Translation of registrant’s name into English)

100 King Street West, Suite 5700

Toronto, ON M5X 1C7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description
99.1	Press Release, dated January 20, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALMONTY INDUSTRIES INC.

Date: January 20, 2026
	By:	/s/ Lewis Black
	Name:	Lewis Black
	Title:	Chairman, President, Chief Executive Officer and Director